

April 8, 2009

<u>By U.S. Mail and facsimile</u>

Mr. R. David Russell
President and Chief Executive Officer
Apollo Gold Corporation
5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111

> **Re:** **Apollo Gold Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-158089**
> **Filed March 18, 2009**
>
> **Registration Statement on Form S-3**
> **File No. 333-158091**
> **Filed March 18, 2009**
>
> **Registration Statement on Form S-3**
> **File No. 333-158095**
> **Filed March 18, 2009**

Dear Mr. Russell:

We have limited our review of your filings to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3, File Numbers 333-158089, 333-158091 and 333-158095

General

1.   The following two comments apply to the three above-referenced registration statements.

Incorporation of Certain Documents By Reference

2.   Please incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2008. Part III of your Form 10-K incorporates by reference your definitive proxy statement which, as of the date of this letter, has not been filed. Please note that we will not be able to process a request for the acceleration of effectiveness of the registration statement until you file the definitive proxy statement or include the information incorporated by reference in the Form 10-K. See Securities Act Forms CD&I 123.01. See also Securities Act Rule 411, in particular Rule 411(d).

Selling Shareholders, page 22

3.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

*   the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
*   at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Form S-3, File Number 333-158089

General

4.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants.

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the warrants in this disclosure.

        Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of warrants.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   •   the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the warrants, presented in a table with the following information disclosed separately:

      •   the market price per share of the securities underlying the warrant on the date of the sale of the warrant;

      •   the conversion price per share of the underlying securities on the date of the sale of the warrant, calculated as follows:

         -    if the conversion price per share is set at a fixed price, use the price per share established in the warrant; and

         -    if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying

> security, use the conversion discount rate and the market rate per share on
> the date of the sale of the warrant and determine the conversion price per
> share as of that date;

- the total possible shares underlying the warrant (assuming no interest payments and complete conversion throughout the term of the warrant);

- the combined market price of the total number of shares underlying the warrant, calculated by using the market price per share on the date of the sale of the warrant and the total possible shares underlying the warrant;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the warrant calculated by using the conversion price on the date of the sale of the warrant and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the warrant, calculated by subtracting the total conversion price on the date of the sale of the warrant from the combined market price of the total number of shares underlying the warrant on that date.

  If there are provisions in the warrant that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   - the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

     - market price per share of the underlying securities on the date of the sale of that other security;

     - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the warrant transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Five;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Six and Comment Seven.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Five and the total possible discount to the market price of the shares underlying the warrant as disclosed in response to Comment Six divided by the net proceeds to the issuer from the sale of the warrants, as well as the amount of that resulting percentage averaged over the term of the warrants.

9.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

10.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the warrant transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

  In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

11.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the warrant transaction, before the filing or after the filing of the registration statement, etc.).

12.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

  If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

13.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

14.   Please indicate, with a view toward disclosure in the prospectus, whether the shares of common stock that are to be registered are a primary or secondary offering. See Securities Act Rule Compliance and Disclosure Interpretations 612.09 found at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Exhibit Index

15.   We note that you intend to file by amendment the legal opinion as exhibit 5.1. Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

Closing Comments

Please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for

Mr. R. David Russell
Apollo Gold Corporation
April 8, 2009
Page 10

further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Timothy Rampe
        (303) 893-1379